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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                 SCHEDULE 14D1/A
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4

                             -----------------------


                           JONES GROWTH PARTNERS, L.P.
                    ----------------------------------------
                            (Name of Subject Company)

                      MADISON LIQUIDITY INVESTORS 104, LLC
                      MADISON/OHI LIQUIDITY INVESTORS, LLC
                      ------------------------------------
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         ------------------------------
                         (Title of Class of Securities)

                                      NONE
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                                   Copy to:
     Ronald M. Dickerman                           Lance D. Myers, Esq.
     Madison Liquidity Investors 104, LLC          Cullen and Dykman
     Madison/OHI Liquidity Investors, LLC          177 Montague Street
     P.O. Box 7461                                 Brooklyn, New York 11201
     Incline Village, Nevada 89452                 (718) 780-0048
     (212) 687-0251
     ----------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)


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AMENDMENT NO. 4 TO SCHEDULE 14D-1

     This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware Limited Liability Company (the "Purchaser"), with the Securities and Exchange Commission pursuant to a Rule 201 temporary hardship exemption on November 12, 1998, with its confirming copy having been filed on the EDGAR system on November 27, 1998, as amended and supplemented by Amendment No. 1 on December 11, 1998, Amendment No. 2 on December 31, 1998 and Amendment No. 3 on January 26, 1999, relating to the Tender Offer by the Purchaser to purchase up to 8,488 Units of limited partnership interests ("Units") of Jones Growth Partners, L.P., a Colorado limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 5, 1998 and the related Agreement of Transfer and Sale (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D1/A, the Offer to Purchase and other exhibits thereto.

     For purposes of the applicable securities laws, this Amendment No. 4 is hereby made to add the purchaser's sole member and funding source Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), as a co-bidder to this tender offer. As such, references in the Offer to the bidder may be deemed to include the co-bidder, Madison/OHI, however, the purchaser of the Units will remain Madison Liquidity Investors 104, LLC.

     THE COVER PAGE TO SCHEDULE 14D-1 IS AMENDED TO INCLUDE THE FOLLOWING:

     1.  Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person
         Madison Liquidity Investors 104, LLC
         137167955

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   [ ]
         (b)   [X]

     3.  SEC Use Only


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     4.  Sources of Funds (See Instructions)
         WC, PF and OO

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [ ]

     6.  Citizenship or Place of Organization
         Delaware

     7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         None

     8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)   [ ]

     9.  Percent of Class Represented by Amount in Row (7)
         0.0

     10. Type of Reporting Person (See Instructions)
         OO

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (b) The information set forth in the Cover Page, Introduction Section and
Section 1 of the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by this reference.

     (c) The information set forth under the captions "Introduction -- Establishment of the Offer Price" in the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) Supplement No. 1 adds Madison/OHI Liquidity Investors, LLC as a co-bidder to this tender offer. The information set forth in "Introduction Section", "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by this reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 13 under the caption "Source of Funds" in the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 12 "Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase, as amended and supplemented by Supplement No. 1 thereto is incorporated herein by this reference.

ITEM 10. ADDITIONAL INFORMATION.

     (f) The information set forth in the Offer to Purchase, Agreement of Transfer and Sale and Supplement No. 1 thereto is incorporated herein by this reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(7) Supplement No. 1, dated February 5, 1999, to the Offer to Purchase dated November 5, 1998.

     (a)(8) Supplement No. 1, dated February 5, 1999, to the Offer Letter dated November 5, 1998.

     (a)(9) Cover Letter, dated February 5, 1999, from Purchaser to Unitholders.

     (a)(10) Text of Press Release issued by the Purchaser on February 5, 1999.

     (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.


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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 1999


         MADISON LIQUIDITY INVESTORS 104, LLC


         By: /s/ RONALD M. DICKERMAN
            --------------------------------------
                 Ronald M. Dickerman
         Title:  Managing Director


         MADISON/OHI LIQUIDITY INVESTORS, LLC


         By: /s/ RONALD M. DICKERMAN
            --------------------------------------
                Ronald M. Dickerman
         Title: Managing Director



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                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------

(a)(7) Supplement No. 1, dated February 5, 1999, to the Offer to Purchase dated November 5, 1998.

(a)(8) Supplement No. 1, dated February 5, 1999, to the Offer Letter dated November 5, 1998.

(a)(9)   Cover Letter, dated February 5, 1999, from Purchaser to Unitholders.

(a)(10)  Text of Press Release issued by the Purchaser on February 5, 1999.

(b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.